NEWS RELEASE

INTERNATIONAL GAME TECHNOLOGY PLC REPORTS
FIRST QUARTER 2021 RESULTS

•25% revenue growth to $1,015 million on outstanding Global Lottery performance; continued recovery in Global Gaming including acceleration in Digital & Betting activities

•Income from continuing operations of $138 million; Adjusted EBITDA of $450 million, among the highest levels in Company history, driven by revenue momentum and structural cost savings

•Achieved cash from operations of $251 million; free cash flow of $204 million driven by strong results and invested capital discipline

•Completed sale of Italy B2C gaming businesses; net proceeds to partially fund full redemption, by make-whole call, of 4.75% Senior Secured Euro Notes due February 2023

•Company to host Investor Day on November 9, 2021

LONDON – May 11, 2021 – International Game Technology PLC (“IGT”) (NYSE:IGT) today reported financial results for the first quarter ended March 31, 2021. Today, at 8:00 a.m. EDT, management will host a conference call and webcast to present the results; access details are provided below.

“We delivered some of our strongest profit results ever during the first quarter, fueled by robust player demand and significant, structural cost savings,” said Marco Sala, CEO of IGT. “Our Global Lottery segment achieved record same-store sales levels on impressive increases around the world. The Global Gaming segment is demonstrating swift, progressive recovery, including accelerated momentum for Digital & Betting activities. We expect to return to 2019 levels for key financial metrics this year.”

“With the recovery in our business in full swing, we are delivering strong operating leverage which, when coupled with invested capital discipline, drove strong cash flows in the quarter,” said Max Chiara, CFO of IGT. “This enabled us to accelerate our debt retirement strategy and gives us confidence in a return to pre-pandemic leverage levels by the end of the current year.”

Overview of Consolidated First Quarter 2021 Results

	Quarter Ended		Y/Y Change (%)	Constant Currency Change (%)
All amounts from continuing operations	March 31,
	2021	2020
(In $ millions, unless otherwise noted)
GAAP Financials:
Revenue
Global Lottery	749	505	48%	42%
Global Gaming	266	310	(14)%	(16)%
Total revenue	1,015	814	25%	20%

Operating income/(loss)
Global Lottery	337	144	133%	121%
Global Gaming	(19)	(6)	(208)%	(177)%
Corporate support expense	(19)	(13)	(50)%	(32)%
Other(1)	(39)	(343)	89%	89%
Total operating income/(loss)	260	(218)	NA	NA

Net cash provided by operating activities	251	26	NM

Cash and cash equivalents	748	1,449	(48)%

Non-GAAP Financial Measures:
Adjusted EBITDA
Global Lottery	447	243	84%	74%
Global Gaming	19	31	(39)%	(35)%
Corporate support expense	(16)	(13)	(26)%	(10)%
Total Adjusted EBITDA	450	261	72%	64%

Free cash flow	204	(60)

Net debt	7,069	7,170	(1)%

(1) Primarily includes purchase price amortization and goodwill impairment
Note: Reconciliations of non-GAAP financial measures to the most directly comparable GAAP financial measures are provided at the end of this news release

Key Highlights:

•Achieved among highest revenue and profit levels in Company history, fueled by Global Lottery
•Delivered strong cash flow driven by performance and invested capital discipline; return to pre-pandemic leverage expected by end of the year
•Achieved ~1/3 of $200M+ 2021 OPtiMa savings targets during the first quarter
•Sequential improvement in Global Gaming as industry recovers from pandemic-driven restrictions; growth in Digital & Betting continues with 85% year-over-year increase in revenue in the quarter
•Successfully refinanced ~$1.0 billion in 6.25% Notes due 2022 with $750 million 4.125% Notes due 2026 and draws on revolving credit facilities
•Signed seven-year contract extension with Jamaica Lottery; four-year iLottery contract extension with Kentucky Lottery; two-year contract extension with Mexico Lottery

Financial highlights:

Consolidated revenue of $1,015 million, up 25% from the prior year
•Global Lottery revenue of $749 million, up 48%, driven by 32.4% growth in same-store sales
•Global Gaming revenue totals $266 million, versus $310 million in the prior year; up sequentially from $255 million in Q4'20 as U.S. gaming markets continue to recover

Operating income of $260 million, compared to operating loss of $218 million in the prior year
•Global Lottery same-store sales growth translates into high profit flow-through
•Benefits from OPtiMa structural cost-savings
•Goodwill impairment of $296 million in prior-year period

Net interest expense of $94 million compared to $100 million in the prior year
Provision for income taxes of $148 million, compared to a benefit from income taxes of $1 million in the prior year
•Higher valuation allowances on deferred tax assets in the current period
•Income taxes paid of $4 million versus $11 million in the prior year

Net income attributable to IGT was $92 million versus a net loss attributable to IGT of $248 million in the prior-year period
•After-tax goodwill impairment of $296 million in prior-year period
•Higher non-cash foreign exchange gains, primarily on Euro-denominated debt instruments, in the current period

Net income per diluted share of $0.38 compared to a net loss per diluted share of $1.28 in the prior year

Adjusted EBITDA of $450 million compared to $261 million in the prior-year period; Global Lottery achieves among the highest segment-level Adjusted EBITDA

Net debt of $7.07 billion compared to $7.32 billion at December 31, 2020; Net debt to LTM Adjusted EBITDA of 5.40x, down from 6.39x at December 31, 2020, driven by strong financial results and cash flow generation

Cash and Liquidity Update
•Total liquidity of $2.1 billion as of March 31, 2021; $748 million in unrestricted cash and $1.4 billion in additional borrowing capacity

Other Developments
•As previously announced, completed sale of Italy B2C gaming businesses on May 10, 2021; net proceeds to partially fund full redemption, by make-whole call, of €850 million 4.75% Senior Secured Euro Notes due February 2023

•In March 2021, issued $750 million 4.125% Notes due 2026, as previously announced
◦Net proceeds used to fund redemption of 6.25% Notes due 2022
◦Lowest USD-denominated coupon ever issued by the Company

Recast historical financial information for Q2'20 and Q3'20 included at the end of this release

Conference Call and Webcast:

May 11, 2021, at 8:00 a.m. EDT

Live webcast available under “News, Events & Presentations” on IGT’s Investor Relations website at www.IGT.com; replay available on the website following the live event

Dial-In Numbers
•US/Canada toll-free dial-in number: +1 844 842 7999
•Outside the US/Canada toll-free number: +1 612 979 9887
•Conference ID/confirmation code: 6783961
•A telephone replay of the call will be available for one week
◦US/Canada replay number: +1 855 859 2056
◦Outside the US/Canada replay number: +1 404 537 3406
◦ID/Confirmation code: 6783961

Note: Certain totals in the tables included in this press release may not add due to rounding

Comparability of Results

All figures presented in this news release are prepared under U.S. GAAP, unless noted otherwise. Adjusted figures exclude the impact of items such as purchase accounting, impairment charges, restructuring expense, foreign exchange, and certain one-time, primarily transaction-related items. Reconciliations to the most directly comparable U.S. GAAP measures are included in the tables in this news release. Constant currency changes for 2021 are calculated using the same foreign exchange rates as the corresponding 2020 period. Management uses non-GAAP financial measures to understand and compare operating results across accounting periods, for internal budgeting and forecasting purposes, and to evaluate the Company’s financial performance. Management believes these non-GAAP financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of business trends. These constant currency changes and non-GAAP financial measures should however be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with U.S. GAAP.

About IGT
IGT (NYSE:IGT) is the global leader in gaming. We deliver entertaining and responsible gaming experiences for players across all channels and regulated segments, from Gaming Machines and Lotteries to Sports Betting and Digital. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, our solutions deliver unrivalled gaming experiences that engage players and drive growth. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has approximately 11,000 employees. For more information, please visit www.IGT.com.

Cautionary Statement Regarding Forward-Looking Statements
This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2020 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. Nothing in this news release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance of International Game Technology PLC, as applicable. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

Non-GAAP Financial Measures
Management supplements the reporting of financial information, determined under GAAP, with certain non-GAAP financial information. Management believes the non-GAAP information presented provides investors with additional useful information, but it is not intended to nor should it be considered in isolation or as a substitute for the related GAAP measures. Moreover, other companies may define non-GAAP measures differently, which limits the usefulness of these measures for comparisons with such other companies. The Company encourages investors to review its financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure.

Adjusted EBITDA represents net income (loss) from continuing operations (a GAAP measure) before income taxes, interest expense, foreign exchange gain (loss), other non-operating expenses, depreciation, impairment losses, amortization (service revenue, purchase accounting and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income), and certain other non-recurring items. Other non-recurring items are infrequent in nature and are not reflective of ongoing operational activities. For the business segments, Adjusted EBITDA represents segment operating income (loss) before depreciation, amortization (service revenue, purchase accounting and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income) and certain other non-recurring items. Management believes that the non-GAAP measures just mentioned are useful in providing period-to-period comparisons of the results of the Company’s ongoing operational performance.

Net debt is a non-GAAP financial measure that represents debt (a GAAP measure, calculated as long-term obligations plus short-term borrowings) minus capitalized debt issuance costs and cash and cash and equivalents. Cash and cash equivalents are subtracted from the GAAP measure because they could be used to reduce the Company’s debt obligations. Management believes that net debt is a useful measure to monitor leverage and evaluate the balance sheet.

Free cash flow is a non-GAAP financial measure that represents cash flow from operations (a GAAP measure) less capital expenditures. Management believes free cash flow is a useful measure of liquidity and an additional basis for assessing IGT’s ability to fund its activities, including debt service and distribution of earnings to shareholders.

Constant currency is a non-GAAP financial measure that expresses the current financial data using the prior-year/period exchange rate (i.e., the exchange rates used in preparing the financial statements for the prior year). Management believes that constant currency is a useful measure to compare period-to-period results without regard to the impact of fluctuating foreign currency exchange rates.

A reconciliation of the non-GAAP measures to the corresponding amounts prepared in accordance with GAAP appears in the tables in this release. The tables provide additional information as to the items and amounts that have been excluded from the adjusted measures.

Contact:
Phil O’Shaughnessy, Global Communications, toll free in U.S./Canada +1 (844) IGT-7452; outside U.S./Canada +1 (401) 392-7452
Francesco Luti, +39 3485475493; for Italian media inquiries
James Hurley, Investor Relations, +1 (401) 392-7190

Select Performance and KPI data: ($ in millions, unless otherwise noted)

				Constant
	Q1'21	Q1'20	Y/Y Change	Currency
GLOBAL LOTTERY			(%)	Change (%)(1)
Revenue
Service
Operating and facilities management contracts	695	454	53%	47%
Upfront license fee amortization	(52)	(48)	(9)%	—%
Operating and facilities management contracts, net	643	406	58%	52%
Other	83	66	24%	15%
Total service revenue	725	472	54%	47%

Product sales	23	32	(28)%	(30)%
Total revenue	749	505	48%	42%

Operating income	337	144	133%	121%
Adjusted EBITDA(1)	447	243	84%	74%

Global same-store sales growth (%)
Instant ticket & draw games	27.4%	(4.8)%
Multi-jurisdiction jackpots	94.7%	(30.0)%
Total	32.4%	(7.2)%

North America & Rest of world same-store sales growth (%)
Instant ticket & draw games	20.9%	0.3%
Multi-jurisdiction jackpots	94.7%	(30.0)%
Total	27.8%	(3.5)%

Italy same-store sales growth (%)
Instant ticket & draw games	52.2%	(19.8)%

(1) Non-GAAP measures; see disclaimer and reconciliations to the most directly comparable GAAP measure included herein

				Constant
	Q1'21	Q1'20	Y/Y Change	Currency
GLOBAL GAMING			(%)	Change (%)(1)
Revenue
Service
Terminal	90	106	(16)%	(16)%
Systems, software, and other	86	77	11%	8%
Total service revenue	175	184	(5)%	(6)%

Product sales
Terminal	62	53	17%	14%
Other	29	73	(61)%	(62)%
Total product sales revenue	91	126	(28)%	(30)%
Total revenue	266	310	(14)%	(16)%

Operating loss	(19)	(6)	(208)%	(177)%
Adjusted EBITDA(1)	19	31	(39)%	(35)%

Installed base units
Casino	48,230	48,911	(1)%
Casino - L/T lease (2)	1,135	917	24%
Total installed base units	49,365	49,828	(1)%

Installed base units (by geography)
US & Canada	34,138	35,065	(3)%
Rest of world	15,227	14,763	3%
Total installed base units	49,365	49,828	(1)%

Yields (by geography)(3), in absolute $
US & Canada	$32.27	$33.72	(4)%
Rest of world (ex-Italy)	$2.58	$6.55	(61)%
Total yields (ex-Italy)	$22.93	$25.67	(11)%

Global machine units sold
New/expansion	884	119	NM
Replacement	3,521	3,563	(1)%
Total machine units sold	4,405	3,682	20%

US & Canada machine units sold
New/expansion	620	36	NM
Replacement	2,276	2,036	12%
Total machine units sold	2,896	2,072	40%

(1) Non-GAAP measures; see disclaimer and reconciliations to the most directly comparable GAAP measure included herein
(2) Excluded from yield calculations due to treatment as sales-type leases
(3) Excludes Casino L/T lease units due to treatment as sales-type leases

				Constant
	Q1'21	Q1'20	Y/Y Change	Currency
GLOBAL GAMING (Continued)			(%)	Change (%)(1)
Rest of world machine units sold
New/expansion	264	83	218%
Replacement	1,245	1,527	(18)%
Total machine units sold	1,509	1,610	(6)%

Average Selling Price (ASP), in absolute $
US & Canada	$13,900	$14,300	(3)%
Rest of world	$13,700	$13,600	1%
Total ASP	$13,800	$14,000	(1)%

Gaming Systems Revenue	30	44	(32)%

CONSOLIDATED
Revenue (by geography)
US & Canada	542	447	21%	21%
Italy	348	202	72%	58%
Rest of world	124	166	(25)%	(29)%
Total revenue	1,015	814	25%	20%

Digital & Betting Revenue (2)	58	32	85%	78%

(1) Non-GAAP measures; see disclaimer and reconciliations to the most directly comparable GAAP measure included herein
(2) Included within consolidated revenue

International Game Technology PLC
Consolidated Statements of Operations
($ in millions and shares in thousands, except per share amounts)
Unaudited

	For the three months ended
	March 31,
	2021	2020
Service revenue	901	656
Product sales	114	158
Total revenue	1,015	814

Cost of services	441	415
Cost of product sales	73	92
Selling, general and administrative	186	164
Research and development	55	61
Goodwill impairment	—	296
Restructuring	—	4
Total operating expenses	755	1,032

Operating income (loss)	260	(218)

Interest expense, net	94	100
Foreign exchange gain, net	(145)	(70)
Other expense, net	25	—
Total non-operating (income) expenses	(27)	30
Income (loss) from continuing operations before provision for (benefit from) income taxes	287	(248)
Provision for (benefit from) income taxes	148	(1)
Income (loss) from continuing operations	138	(247)
Income from discontinued operations, net of tax	11	13
Net income (loss)	149	(234)
Less: Net income attributable to non-controlling interests from continuing operations	59	15
Less: Net loss attributable to non-controlling interests from discontinued operations	(2)	(1)
Net income (loss) attributable to IGT PLC	92	(248)

Net income (loss) from continuing operations attributable to IGT PLC per common share - basic	0.39	(1.28)
Net income (loss) from continuing operations attributable to IGT PLC per common share - diluted	0.38	(1.28)
Net income (loss) attributable to IGT PLC per common share - basic	0.45	(1.21)
Net income (loss) attributable to IGT PLC per common share - diluted	0.44	(1.21)
Weighted-average shares - basic	204,857	204,435
Weighted-average shares - diluted	206,504	204,435

International Game Technology PLC
Consolidated Balance Sheets
($ in millions)
Unaudited

	March 31,	December 31,
	2021	2020
Assets
Current assets:
Cash and cash equivalents	748	907
Restricted cash and cash equivalents	184	199
Trade and other receivables, net	912	846
Inventories	167	169
Other current assets	489	480
Assets held for sale	808	839
Total current assets	3,308	3,440
Systems, equipment and other assets related to contracts, net	1,018	1,068
Property, plant and equipment, net	128	132
Operating lease right-of-use assets	274	288
Goodwill	4,679	4,713
Intangible assets, net	1,531	1,577
Other non-current assets	1,622	1,774
Total non-current assets	9,252	9,552
Total assets	12,560	12,992

Liabilities and shareholders' equity
Current liabilities:
Accounts payable	1,201	1,126
Current portion of long-term debt	375	393
Other current liabilities	804	847
Liabilities held for sale	174	250
Total current liabilities	2,554	2,615
Long-term debt, less current portion	7,441	7,857
Deferred income taxes	430	333
Operating lease liabilities	256	266
Other non-current liabilities	330	360
Total non-current liabilities	8,458	8,816
Total liabilities	11,012	11,431
Commitments and contingencies
IGT PLC’s shareholders’ equity	835	777
Non-controlling interests	714	784
Shareholders’ equity	1,548	1,561
Total liabilities and shareholders’ equity	12,560	12,992

International Game Technology PLC
Consolidated Statements of Cash Flows
($ in millions)
Unaudited
	For the three months ended
	March 31,
	2021	2020
Cash flows from operating activities
Net income (loss)	149	(234)
Less: Income from discontinued operations, net of tax	11	13
Adjustments to reconcile net income (loss) from continuing operations to net cash provided by operating activities from continuing operations:
Deferred income taxes	100	(23)
Depreciation	82	86
Amortization of upfront license fees	55	50
Amortization	49	56
Loss on extinguishment of debt	24	—
Debt issuance cost amortization	6	5
Stock-based compensation	4	(13)
Goodwill impairment	—	296
Foreign exchange gain, net	(145)	(70)
Other non-cash items, net	—	(5)
Changes in operating assets and liabilities, excluding the effects of acquisitions:
Trade and other receivables	(86)	279
Inventories	4	(15)
Accounts payable	115	(195)
Other assets and liabilities	(95)	(178)
Net cash provided by operating activities from continuing operations	251	26
Net cash (used in) provided by operating activities from discontinued operations	(36)	132
Net cash provided by operating activities	215	157

Cash flows from investing activities
Capital expenditures	(48)	(85)
Proceeds from sale of assets	6	6
Other	—	11
Net cash used in investing activities from continuing operations	(42)	(69)
Net cash used in investing activities from discontinued operations	(10)	(14)
Net cash used in investing activities	(51)	(83)

Cash flows from financing activities
Principal payments on long-term debt	(1,387)	(432)
Payments in connection with the extinguishment of debt	(22)	—
Payments of debt issuance costs	(6)	—
Net proceeds from short-term borrowings	—	110
Net receipts from financial liabilities	9	51
Net proceeds from Revolving Credit Facilities	432	988
Proceeds from long-term debt	750	—
Dividends paid	—	(41)
Dividends paid - non-controlling interests	(69)	(16)
Return of capital - non-controlling interests	(11)	—
Capital increase - non-controlling interests	10	2
Other	(5)	(2)
Net cash (used in) provided by financing activities	(301)	660

Net (decrease) increase in cash and cash equivalents and restricted cash and cash equivalents	(137)	734
Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents	(36)	(10)
Cash and cash equivalents and restricted cash and cash equivalents at the beginning of the period	1,129	894
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period	956	1,618
Less: Cash and cash equivalents and restricted cash and cash equivalents of discontinued operations	24	18
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period of continuing operations	932	1,600

Supplemental Cash Flow Information
Interest paid	166	182
Income taxes paid	4	11

International Game Technology PLC
Net Debt
($ in millions)
Unaudited

	March 31,	December 31,
	2021	2020
6.250% Senior Secured U.S. Dollar Notes due February 2022	—	1,004
4.750% Senior Secured Euro Notes due February 2023	992	1,038
5.350% Senior Secured U.S. Dollar Notes due October 2023	61	61
3.500% Senior Secured Euro Notes due July 2024	583	610
6.500% Senior Secured U.S. Dollar Notes due February 2025	1,092	1,092
4.125% Senior Secured U.S. Dollar Notes due April 2026	743	—
3.500% Senior Secured Euro Notes due June 2026	873	913
6.250% Senior Secured U.S. Dollar Notes due January 2027	744	744
2.375% Senior Secured Euro Notes due April 2028	581	608
5.250% Senior Secured U.S. Dollar Notes due January 2029	743	743
Senior Secured Notes	6,413	6,813

Euro Term Loan Facility due January 2023	624	1,044
Euro Revolving Credit Facility B due July 2024	137	—
U.S. Dollar Revolving Credit Facility A due July 2024	267	—
Long-term debt, less current portion	7,441	7,857

Euro Term Loan Facility due January 2023	375	393
Current portion of long-term debt	375	393

Total debt	7,817	8,250

Less: Cash and cash equivalents	748	907
Less: Debt issuance costs, net - Revolving Credit Facilities due July 2024	—	24
Net debt	7,069	7,319

Note: Net debt is a non-GAAP financial measure

International Game Technology PLC
Reconciliation of Non-GAAP Financial Measures
($ in millions)
Unaudited

	For the three months ended March 31, 2021
			Business
	Global	Global	Segment	Corporate	Total IGT
	Lottery	Gaming	Total	and Other	PLC
Income from continuing operations					138
Provision for income taxes					148
Interest expense, net					94
Foreign exchange gain, net					(145)
Other non-operating expense, net					25
Operating income (loss)	337	(19)	318	(58)	260
Depreciation	47	35	83	(1)	82
Amortization - service revenue (1)	55	—	55	—	55
Amortization - non-purchase accounting	8	1	9	1	10
Amortization - purchase accounting	—	—	—	39	39
Stock-based compensation	1	1	2	2	4
Adjusted EBITDA	447	19	466	(16)	450

Cash flows from operating activities - continuing operations					251
Capital expenditures					(48)
Free Cash Flow					204

(1) Includes amortization of upfront license fees

International Game Technology PLC
Reconciliation of Non-GAAP Financial Measures
($ in millions)
Unaudited

	For the three months ended March 31, 2020
			Business
	Global	Global	Segment	Corporate	Total IGT
	Lottery	Gaming	Total	and Other	PLC
Loss from continuing operations					(247)
Benefit from income taxes					(1)
Interest expense, net					100
Foreign exchange gain, net					(70)
Operating income (loss)	144	(6)	138	(356)	(218)
Goodwill impairment	—	—	—	296	296
Depreciation	46	40	85	—	86
Amortization - service revenue (1)	50	—	50	—	50
Amortization - non-purchase accounting	7	1	8	1	9
Amortization - purchase accounting	—	—	—	47	47
Restructuring	—	1	1	3	4
Stock-based compensation	(4)	(5)	(9)	(4)	(13)
Adjusted EBITDA	243	31	274	(13)	261

Cash flows from operating activities - continuing operations					26
Capital expenditures					(85)
Free Cash Flow					(60)

(1) Includes amortization of upfront license fees

Recast Historical Financial Information

Recast data reflects the treatment of IGT's Italian B2C gaming machine, sports betting, and digital gaming businesses as discontinued operations.

Select Performance and KPI data: ($ in millions, unless otherwise noted)

GLOBAL LOTTERY	Q2'20	Q3'20
Revenue
Service
Operating and facilities management contracts	416	525
Upfront license fee amortization	(48)	(52)
Operating and facilities management contracts, net	367	474
Other	70	76
Total service revenue	438	549

Product sales	22	20
Total revenue	460	570

Operating income	107	196
Adjusted EBITDA(1)	221	309

Global same-store sales growth (%)
Instant ticket & draw games	(7.1)%	10.6%
Multi-jurisdiction jackpots	(24.2)%	(14.3)%
Total	(8.5)%	8.7%

North America and Rest of world same-store sales growth (%)
Instant ticket & draw games	3.5%	15.0%
Multi-jurisdiction jackpots	(24.2)%	(14.3)%
Total	0.6%	12.1%

Italy same-store sales growth (%)
Instant ticket & draw games	(40.5)%	(3.5)%

(1) Non-GAAP measures; see disclaimer and reconciliations to the most directly comparable GAAP measure included herein

GLOBAL GAMING	Q2'20	Q3'20
Revenue
Service
Terminal	25	81
Systems, software, and other	59	82
Total service revenue	84	163

Product sales
Terminal	44	49
Other	12	34
Total product sales revenue	56	83
Total revenue	140	247

Operating loss	(111)	(50)
Adjusted EBITDA(1)	(36)	(8)

Installed base units
Casino	48,704	48,280
Casino - L/T lease (2)	930	1,102
Total installed base units	49,634	49,382

Installed base units (by geography)
US & Canada	34,800	34,584
Rest of world	14,834	14,798
Total installed base units	49,634	49,382

Yields (by geography)(3), in absolute $
US & Canada	$8.69	$26.79
Rest of world	$0.49	$4.31
Total yields	$6.21	$19.88

Global machine units sold
New/expansion	1,443	818
Replacement	1,538	2,853
Total machine units sold	2,981	3,671

US & Canada machine units sold
New/expansion	1,382	667
Replacement	1,330	2,007
Total machine units sold	2,712	2,674

Rest of world machine units sold
New/expansion	61	151
Replacement	208	846
Total machine units sold	269	997

Average selling price (ASP), in absolute $
US & Canada	$14,700	$13,800
Rest of world	$14,000	$12,100
Total ASP	$14,600	$13,300

Gaming systems revenue	23	31

(1) Non-GAAP measures; see disclaimer and reconciliations to the most directly comparable GAAP measure included herein
(2) Excluded from yield calculations due to treatment as sales-type leases
(3) Excludes Casino L/T lease units due to treatment as sales-type leases

CONSOLIDATED	Q2'20	Q3'20
Revenue (by geography)
US & Canada	369	443
Italy	150	246
Rest of world	80	127
Total revenue	600	816

Digital & Betting Revenue (1)	43	48

(1) Included within consolidated revenue

International Game Technology PLC
Consolidated Statements of Operations
($ in millions and shares in thousands, except per share amounts)
Unaudited

	For the three months ended
	June 30, 2020	September 30, 2020
Service revenue	522	713
Product sales	78	104
Total revenue	600	816

Cost of services	361	418
Cost of product sales	67	83
Selling, general and administrative	168	179
Research and development	31	48
Restructuring	43	—
Other operating expense, net	1	1
Total operating expenses	672	730

Operating (loss) income	(72)	87

Interest expense, net	96	101
Foreign exchange loss, net	74	149
Other expense, net	28	6
Total non-operating expenses	198	256

Loss from continuing operations before benefit from income taxes	(271)	(170)
Benefit from income taxes	(3)	(41)
Loss from continuing operations	(268)	(129)
(Loss) income from discontinued operations, net of tax	(15)	26
Net loss	(282)	(102)
Less: Net income attributable to non-controlling interests from continuing operations	—	25
Less: Net (loss) income attributable to non-controlling interests from discontinued operations	(3)	1
Net loss attributable to IGT PLC	(280)	(128)

Net loss from continuing operations attributable to IGT PLC per common share - basic and diluted	(1.31)	(0.75)
Net loss attributable to IGT PLC per common share - basic and diluted	(1.37)	(0.62)
Weighted-average shares - basic and diluted	204,748	204,857

International Game Technology PLC
Consolidated Statements of Cash Flows
($ in millions)
Unaudited

	For the three months ended
	June 30, 2020	September 30, 2020
Cash flows from operating activities
Net loss	(282)	(102)
Less: (Loss) income from discontinued operations, net of tax	(15)	26
Adjustments to reconcile net loss from continuing operations to net cash provided by operating activities from continuing operations:
Depreciation	88	91
Foreign exchange loss, net	74	149
Amortization	52	53
Amortization of upfront license fees	51	54
Loss on extinguishment of debt	28	—
Debt issuance cost amortization	5	5
Stock-based compensation	1	1
Deferred income taxes	(13)	(70)
Other non-cash items, net	4	1
Changes in operating assets and liabilities, excluding the effects of dispositions and acquisitions:
Trade and other receivables	(192)	81
Inventories	10	(3)
Accounts payable	175	(25)
Other assets and liabilities	111	(18)
Net cash provided by operating activities from continuing operations	127	191
Net cash provided by operating activities from discontinued operations	40	95
Net cash provided by operating activities	168	285

Cash flows from investing activities
Capital expenditures	(54)	(65)
Proceeds from sale of assets	(1)	1
Other	—	2
Net cash used in investing activities from continuing operations	(55)	(62)
Net cash used in investing activities from discontinued operations	(6)	(1)
Net cash used in investing activities	(61)	(63)

Cash flows from financing activities
Principal payments on long-term debt	(790)	(579)
Net payments of short-term borrowings	(35)	(83)
Payments in connection with the extinguishment of debt	(25)	—
Payments of debt issuance costs	(20)	(2)
Net (payments of) receipts from financial liabilities	(14)	59
Proceeds from long-term debt	750	—
Dividends paid - non-controlling interests	(76)	(45)
Capital increase - non-controlling interests	—	1
Other	(4)	(3)
Net cash used in financing activities	(213)	(650)

Net decrease in cash and cash equivalents and restricted cash and cash equivalents	(106)	(428)
Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents	18	38
Cash and cash equivalents and restricted cash and cash equivalents at the beginning of the period	1,618	1,530
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period	1,530	1,140
Less: Cash and cash equivalents and restricted cash and cash equivalents of discontinued operations	19	19
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period of continuing operations	1,511	1,121

Supplemental Cash Flow Information:
Interest paid	49	141
Income taxes paid	7	20

International Game Technology PLC
Reconciliation of Non-GAAP Financial Measures
($ in millions)
Unaudited

	For the three months ended June 30, 2020
	Global Lottery	Global Gaming	Business Segment Total	Corporate and Other	Total IGT PLC
Loss from continuing operations					(268)
Benefit from income taxes					(3)
Interest expense, net					96
Foreign exchange loss, net					74
Other non-operating expense, net					28
Operating income (loss)	107	(111)	(4)	(69)	(72)
Depreciation	50	37	87	—	88
Amortization - service revenue (1)	51	—	51	—	51
Amortization - non-purchase accounting	7	2	9	1	10
Amortization - purchase accounting	—	—	—	42	42
Restructuring	5	35	40	3	43
Stock-based compensation	—	—	—	1	1
Other (2)	—	—	—	1	1
Adjusted EBITDA	221	(36)	184	(20)	164

Cash flows from operating activities - continuing operations					127
Capital expenditures					(54)
Free Cash Flow					73

(1) Includes amortization of upfront license fees
(2) Primarily includes transaction-related costs

	For the three months ended September 30, 2020
	Global Lottery	Global Gaming	Business Segment Total	Corporate and Other	Total IGT PLC
Loss from continuing operations					(129)
Benefit from income taxes					(41)
Interest expense, net					101
Foreign exchange loss, net					149
Other non-operating expense, net					6
Operating income (loss)	196	(50)	146	(59)	87
Depreciation	51	40	91	—	91
Amortization - service revenue (1)	54	—	54	—	54
Amortization - non-purchase accounting	8	2	10	1	11
Amortization - purchase accounting	—	—	—	42	42
Stock-based compensation	—	—	—	1	1
Other (2)	—	—	—	1	1
Adjusted EBITDA	309	(8)	301	(13)	287

Cash flows from operating activities - continuing operations					191
Capital expenditures					(65)
Free Cash Flow					126

(1) Includes amortization of upfront license fees
(2) Primarily includes transaction-related costs